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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                              ---------------

                                  Form 6-K

                      Report of Foreign Private Issuer

                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                               WPP GROUP PLC
              (Translation of registrant's name into English)
                              ---------------

                  27 Farm Street, London, W1X 6RD, England
                  (Address of principal executive offices)

                                ------------

               Indicate by check mark whether the registrant
           files or will file annual reports under cover of Form
                             20-F or Form 40-F.

                           Form 20-F X Form 40-F

              Indicate by check mark whether the registrant by
         furnishing the information contained in this Form is also
            thereby furnishing the information to the Commission
          pursuant to Rule 12g3-2(b) under the Securities Exchange
                                Act of 1934.

                                  Yes No X

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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                                 SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   October 3, 2000                     WPP GROUP PLC
                                              (Registrant)

                                      By:  /s/ Paul W.G. Richardson
                                      Name:    Paul W.G. Richardson
                                    Title:   Group Finance Director


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                               Exhibit Index

Exhibit No.          Description                                      Page

     99.1           Press Release                                        4